Exhibit 99.1

Santech Holdings Provides Update on Its Board and Senior Management

SHANGHAI, September 17, 2024 (GLOBE NEWSWIRE) -- Santech Holdings Limited (NASDAQ: STEC) (the “Company”), a consumer-focused technology company in China, today announced updates to its board of directors (the “Board”) and senior management team.

To the Company’s best knowledge, Mr. Han Hongwei, the Chairman of the Board, and Madame Wang Dian, the Chief Executive Officer and a director of the Company, have been detained by, and are currently under investigation by certain branch office of Shanghai Municipal Public Security Bureau with respect to alleged illegal activities at Hywin Wealth Management Co., Ltd. (“Hywin Wealth Management”). As previously announced, the Company terminated its VIE arrangements with Hywin Wealth Management on June 28, 2024. Hywin Wealth Management is a company incorporated in mainland China and wholly owned and controlled by Mr. Han, and is not otherwise related to the Company. Santech Holdings Limited is not associated with this matter, nor has the Company received any official notice from any government authority as of the date of this announcement.

As Mr. Han and Madame Wang are presently unable to fulfill their respective roles as Chairman of the Board and CEO/director of the Company, the Board has appointed Mr. Lawrence Wai Lok to the Board, effective immediately, whereas Ms. Chen Jie and Mr. Joel A. Gallo will continue to serve as independent non-executive directors. The Board has also appointed Mr. Lok to be the acting CEO of the Company. Mr. Lok will immediately review the Company’s business operations and will lead the Company’s strategic transformation going forward.

Prior to joining the Company, Mr. Lok had over 15 years of professional experience as a senior investment banker working in the United States and Hong Kong SAR. Mr. Lok will continue to contribute his expertise and rich experience in corporate finance and international capital markets.

The Board has also retained an independent US counsel to provide legal advice to the Board on US securities laws matters. The Board and the Company are committed to upholding good corporate governance practices and may take any further measures as appropriate to act in the interest of all its shareholders.

About Santech Holdings Limited

Santech Holdings Limited (NASDAQ: STEC) is a consumer-focused technology company. The Company historically served a large number of high net-worth clients in China in financial services and health management, and accumulated a large customer base. The Company has exited or disposed of its historical businesses in financial services and is actively exploring innovative new opportunities in technology, including but not limited to new retail, social e-commerce and metaverse. For more information, please visit https://ir.santechholdings.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties.

Reference is made to the previous announcement of the Company dated June 28, 2024 regarding the Company’s plan for strategic business transformation, including (i) terminating the contractual arrangements with Hywin Wealth Management and Hywin Wealth Management has ceased to be a consolidated entity of the Company thereafter, and (ii) shifting the Company’s business focus towards the technology sector. Despite the fact that Hywin Wealth Management is not currently a subsidiary of nor controlled by the Company, Mr. Han and Madame Wang’s detention and any subsequent potential legal proceedings and enforcement actions against the parties involved may lead to temporary unstable situation in the Company’s board and senior management team and damage the Company’s reputation and brand name and thus resulting in a material adverse effect on the Company’s business and results of operations. Investors are advised to exercise caution when making investment in the Company.

Further information regarding the above and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Santech Holdings Limited

Email: ir@santechholdings.com

Media Contact:

ICR, LLC

Edmond Lococo

Phone: +86 138-1079-1408

Email: SantechPR@icrinc.com